Exhibit (a)(1)(F)

June 2, 2009

Dear CLCT Stockholder:

Collectors Universe, Inc., (“CLCT”) is offering to purchase up to 1,750,000 shares of its common stock, $.001 par value (including the associated preferred share purchase rights issued under the Rights Agreement dated as of January 9, 2009 between the Company and StockTrans, Inc., as the Rights Agent), at a price not less than $5.00 nor greater than $5.40 per share, upon the terms and subject to the conditions of the enclosed Offer to Purchase and Letter of Transmittal (the “Offer”).

The mid point of the purchase range of $5.20 represents a 14.3% premium over the closing price of the Company’s stock of $4.55 on June 1, 2009.  In addition, the mid point of the purchase range of $5.20 represents a premium over the volume weighted average price of the Company’s shares over the previous 15 business days of 17.1% and a premium over the volume weighted average price of the Company’s shares over the previous 30 business days of 24.4%.

Please read the materials carefully before making any decision with respect to the Offer.  The Board of Directors of the Company has approved the Offer but neither the Company nor the Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares.  Stockholders must make their own decision whether or not to tender their shares and, if so, how many shares and at what purchase price(s) their shares should be tendered.  YOU DO NOT HAVE TO SELL YOUR SHARES.  However, if you wish to tender your shares, instructions on how to tender (sell) shares are provided in the enclosed materials.

The purpose of the Offer is to provide liquidity for those stockholders desiring to sell all or a portion of their shares at a premium over the recent trading prices for the shares.  Given the Company’s current cash and investment balances, the Board of Directors determined this to be an attractive time to repurchase a significant portion of outstanding shares.

Please note that the Offer is scheduled to expire at 12:00 Midnight, Eastern Time, on July 2, 2009, unless extended by CLCT.  Please give us a call if you have any further questions.

Sincerely,

/s/ Michael J. McConnell
Michael J. McConnell Chief Executive Officer Collectors Universe, Inc.